Filed pursuant to Rule 433

Registration No. 333-204959

Issuer Free Writing Prospectus dated November 23, 2015

Relating to Preliminary Prospectus Supplement dated November 23, 2015

MasterCard Incorporated

€1,650,000,000

€700,000,000 1.100% Notes due 2022

€800,000,000 2.100% Notes due 2027

€150,000,000 2.500% Notes due 2030

Pricing Term Sheet

November 23, 2015

Issuer:	MasterCard Incorporated

Security:	1.100% Notes due 2022	2.100% Notes due 2027	2.500% Notes due 2030

Format:	SEC Registered

Expected Ratings*:	Moody’s: A2 (Stable) / S&P: A (Stable)

Size:	€700,000,000	€800,000,000	€150,000,000

Maturity Date:	December 1, 2022	December 1, 2027	December 1, 2030

Coupon:	1.100%	2.100%	2.500%

Interest Payment Dates:	Annually on December 1 of each year, commencing December 1, 2016	Annually on December 1 of each year, commencing December 1, 2016	Annually on December 1 of each year, commencing December 1, 2016

Price to Public:	99.459%	99.622%	99.740%

Benchmark Bund:	1.500% due September 4, 2022	1.000% due August 15, 2025	6.250% due January 4, 2030

Benchmark Bund Price and Yield:	109.63 / 0.075%	104.30 / 0.545%	172.49 / 0.797%

Spread to Benchmark Bund:	+110.6 basis points	+159.1 basis points	+172.4 basis points

Yield to Maturity:	1.181%	2.136%	2.521%

Spread to Mid Swaps:	+70 basis points	+107 basis points	+125 basis points

Mid Swaps Yield:	0.481%	1.066%	1.271%

Net Proceeds (after discount but before expenses):	692,888,000	792,576,000	148,822,500

Optional Redemption:

Make-Whole Call:	+20 bp prior to September 1, 2022	+25 bp prior to September 1, 2027	+30 bp prior to September 1, 2030

Par Call:	On or after September 1, 2022	On or after September 1, 2027	On or after September 1, 2030

ISIN / Common Code:	XS1327027998 / 132702799	XS1327028459 / 132702845	XS1327055932 / 132705593

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	Actual / Actual (ICMA)

Trade Date:	November 23, 2015

Expected Settlement Date:	December 1, 2015 (T+6)

Listing:	Application will be made to list the notes on the New York Stock Exchange

Stabilization:	Stabilization/FCA

Joint Book-Runners:	Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, Goldman, Sachs & Co., J.P. Morgan Securities plc, Lloyds Bank plc, Mitsubishi UFJ Securities International plc, Mizuho International plc, The Royal Bank of Scotland plc and U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Banco Santander, S.A., Bank of Montreal, London Branch, Commerzbank Aktiengesellschaft, HSBC Bank plc, Loop Capital Markets LLC, PNC Capital Markets LLC and Standard Chartered Bank

Co-Managers:	Academy Securities, Inc., Blaylock Beal Van, LLC, Cabrera Capital Markets, LLC, Great Pacific Securities and Siebert Brandford Shank & Co., L.L.C.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Limited toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll free at 1-800-503-4611 and Merrill Lynch International at 1-800-294-1322 or Dg.prospectus_requests@baml.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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